Exhibit 17.1

July 29, 2019

To the Members of the Board of Directors of
Blockchain Industries, Inc.

This letter shall serve as formal notice of my resignation, effective immediately, from my position as Chief Operating Officer and Interim Chief Executive Officer of Blockchain Industries, Inc. (the “Company”), and all other positions with the Company to which I have been assigned, regardless of whether I served in such capacity. The resignation is not the result of any disagreement with the Company on any matter relating to the Company’s operations, policies or practices.

Sincerely,

/s/ Paul Kim
Paul Kim